Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vantage Sports Co.
78 SW 7th St
Miami, FL 33130
https://www.vantagesports.com/

Up to $1,069,999.80 in Common Stock at $0.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vantage Sports Co.
Address: 78 SW 7th St, Miami, FL 33130
State of Incorporation: DE
Date Incorporated: February 15, 2021

Terms:

Equity

Offering Minimum: $9,999.60 | 16,666 shares of Common Stock
Offering Maximum: $1,069,999.80 | 1,783,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $249.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

Time-Based:

Friends and Family Early Birds

Invest $100 within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $100 within the first 10 days and receive 15% bonus shares

Early Bird Bonus

Invest $100 within the 20 days and receive an 10% bonus shares

Amount-Based:

$750+ | Tier 1

Invest $750+ and receive exclusive access to our product development road map + 5% Bonus Shares.

Receive access to our exclusive product roadmap that highlights which product features will be developed and in which order. This is used by our product team to prioritize software development based on feedback we receive from our users. This will help investors understand exactly what our product team is focusing on and what funds will be invested in.

$1,500+ | Tier 2

Invest $1,500+ and receive 1 Free Training Session with a college athlete near you plus 10% of our product for life! This is a great opportunity to become an investor and get exclusive discounts to training with a college athlete of your choice.

$3,000+ | Tier 3

Get exclusive early access to our digital content library upon release. This means getting beta access to our new library of instructional video content from our first beta group of college athletes including content from McKenzie Milton, access to the first collections of the "Master Class of sports lead by college stars "

$7,500+ | Tier 4

5% Bonus shares plus meet with our founders via an in-person dinner or a zoom call. A great way to get to know the founding team and learn more about the day in the life of a founder. Dinners can be arranged in the Tri-State area or Florida.

$10,000+ | Tier 5

Get 10% Bonus Shares plus access to our quarterly investor strategy meetings where existing investors (former Harvard and Boston College Football Players) who have all invested $50K or greater in the company. These meetings will be used to help share ideas and formulate the long-term strategy for the company.

Audience Based

Existing Investors & Audience Paying Customers- 25% Bonus

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Vantage Sports will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.60 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Audience Based bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Vantage Sports Co. ("Vantage Sports" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. Vantage Sports is a marketplace connecting college athletes to paid coaching and mentoring opportunities in the $15B industry of youth sports, in a manner that is compliant under the NCAA's new NIL policy. We believe we are taking a radically different approach to the new NIL legislation by creating a platform that enables virtually all colleges to make money by passing down their skills of the game to youth and high school athletes.

We believe we are currently operating as the current leader in the NIL in the niche of sports coaching and mentoring. We have a rapidly growing list of over +500 college athletes (mostly division 1) ranging from JUCO to Division I players such as former legendary QB at FSU and UCF Mckenzie Milton. Our marketplace model charges a 15% service fee to the paying customer and we plan to roll out a master-class-like digital content platform that will allow top college athletes to sell access to instructional video content, in which we will take a 40% cut.

The company owns all of its Intellectual Property ("IP"). The Company applied for a US Trademark name Vantage Sports filed with the USPTO on 4/20/21. In addition to this, Vantage Sports has other IPs that it has developed including video content and website design.

Competitors and Industry

Industry

The youth sports industry is currently estimated at $15B and has grown by 55% since 2010.

Competitors

The Company has several major competitors in the youth sports market. Some of the top competitors in our industry include: Coach Up, Obsesh, CoachTube. Coach Up is the industry leader and the Company's primary competition in the youth sports private coaching industry. Obsesh also owns a significant market share and in the virtual coaching/video coaching segment. Stipend Live is a direct competitor of similar size and development. No public data is available on these companies as they are privately listed. Despite the present competitive landscape, the Company stands out in the youth sports private coaching industry because we are the niche provider of getting private training and recruiting advice from a more relatable college athlete turned coach.

CoachUp - Legacy private coaching platform with older coaches on the platform.

Obsesh - Online replay review platform for Olympic, professional, and college athletes. Coaches give feedback on a video clip that users submit

Coachtube - A video-only platform offering instructional videos mostly created by high school and college coaches.

Stipend Live - The closest pure competitor to Vantage Sports offering live experiences with college athletes. As of June, 26th the company appears to have 0 college athletes on the platform.

Current Stage and Roadmap

Current Stage:

Vantage Sports is an early revenue company with a live product for over 450 college athletes and over 200 active sessions occurring each month. Key website features critical to scale such as the scheduling feature and Google maps filter are currently being added. The company has set up a few key partnerships including INFLCR which provides access to 70,000 college athletes and a few sports organizations including the largest lacrosse club in Florida and Baseball Blue Books.

This fundraising will allow Vantage Sports to activate partnerships funnels and paid digital marketing channels, develop a mobile application and make a few key hires to build out partnerships and develop relationships with universities.

Future Roadmap:

The Company's efforts for the next few years will be focused on expanding market share into new geographies and sports, and expanding into new product lines such as virtual coaching and paid instructional video content (the masterclass model). We have new products/services launches planned over the next 12 months, including our mobile application with video content angle as well as expansion into the central region into a plethora of new sports including but not limited to soccer, field hockey, and tennis

The Team

Officers and Directors

Name: Patrick Johnson

Patrick Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO and Director
  Dates of Service: February 15, 2021 - Present
  Responsibilities: CEO of Vantage Sports responsibilities: Oversee the general operations of the business including sales, marketing and fundraising Salary and

compensation: Currently no salary moving to $60K annually

Other business experience in the past three years:

- **Employer:** Co Founder and CFO - JnJ Yard Work
  Title: CFO
  Dates of Service: September 15, 2012 - Present
  Responsibilities: Founded and built a landscaping company from scratch that today does $1M+ in annual revenue

Other business experience in the past three years:

- **Employer:** Becton Dickinson
  Title: Financial Leadership and Development Program - Analyst
  Dates of Service: June 15, 2017 - June 15, 2019
  Responsibilities: Participated and a 2 year leadership development for top graduating business majors where I did 6 month roles in Corporate Treasury, Financial Planning and Analysis, Investor Relations and Internal Audit

Other business experience in the past three years:

- **Employer:** Justworks
  Title: Financial Analyst
  Dates of Service: July 18, 2019 - June 18, 2021
  Responsibilities: Served as lead financial analyst while reporting directly to the interim CFO. Lead the company's cash flow and 3 statement modeling, budgeting and forecasting processes.

Name: Doug Guyer

Doug Guyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: March 01, 2021 - Present
  Responsibilities: To help where possible with the operations of Vantage Sports. No Salary or Equity Comp for having board seat

Other business experience in the past three years:

- **Employer:** BrandShare
  Title: CEO
  Dates of Service: June 15, 1982 - June 18, 2022

Responsibilities: Led and oversaw the operations of Brandshare inc.

Name: Matthew Perper

Matthew Perper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Technical Co Founder
  Dates of Service: May 15, 2022 - Present
  Responsibilities: Lead the day-to-day product and engineering functions. salary and comp: Salary $80K

Other business experience in the past three years:

- **Employer:** Finite Automata LLC
  Title: CEO
  Dates of Service: November 15, 2020 - May 01, 2022
  Responsibilities: Responsible for all work oversight, architecture, and deliverables of software

Other business experience in the past three years:

- **Employer:** BAE Systems
  Title: Software Engineer
  Dates of Service: July 01, 2018 - November 15, 2020
  Responsibilities: Working in teams for improvements, software developmental changes, and module creation for specialized aircraft. Hands on experience working with several programming languages as well as dealing with hardware for testing and software configuration.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Vantage Sports Co. was formed on February 15th, 2021 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. Vantage Sports has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Vantage Sports is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as US Congress and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. While this is extremely unlikely US congress may make additional restrictions on the NCAA's Name, Image and Likeness policy which could restrict private coaching.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Johnson	4,500,000	Common Stock	55.65%
Matthew Perper	2,130,000	Common Stock	26.34%

The Company's Securities

The Company has authorized Common Stock, and Simple Agreement for Future Equity. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,783,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,266,792 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 180,000 shares to be issued pursuant to an employee incentive program, reserved but unissued.

Simple Agreement for Future Equity

The security will convert into Common equity and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $360,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Priced Round - This round

Material Rights

There are no material rights associated with Simple Agreement for Future Equity.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $360,000.00
  Use of proceeds: Mostly for software development
  Date: May 15, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $45.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: Equity grant to founders
  Date: July 08, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $22.00
  Number of Securities Sold: 22,000,000
  Use of proceeds: Stock Grant to Founders
  Date: June 15, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our company is currently generating revenue, we are raising funds to accelerate our product development and for marketing which will help to ramp our revenue. With revenue levels and current funds and committed investments we have 5 months of runway left to operate the business.

Foreseeable major expenses based on projections:

The major expenses for our business are 1) Digital Marketing and 2) Software Developlement. To date we have spent the most of our funds on software development which has allowed us to build out our we application. The next investment will be used for marketing to really get the word out about Vantage Sports and to allow us to penetrate and get liquidity in key markets.

Future operational challenges:

The major operational challenges will be with the seasonality of the business. For example we tend to be strongest in baseball where both sides of the marketplace tend to pause extra instrucution during the spring season. To offset this we will grow to dozens of sports in spring, winter and fall.

Future challenges related to capital resources:

We are fortunate to be a relaletivley capital light business model. The challenges will be related to building out and maintaining a best in class mobile app for both Android and IOS. To start we will leverage React Native to create a mobile app for IOS and Android together. As our users grow we will need to build out two seperate apps for seperately to maintain the best in class user experience and prevent slow-downs. To mitigate the capital needs we have implemented a stellar group of overseas engineers who are lead by our technical Co-Founder Matt Perper. Matt has extensive experience leading overseas teams and we are confident our group will continue to be an unfair advantage on the software side... our team includes ex. Atlassian and Goldman Sachs engineers.

Future milestones and events:

The next milestone will be reaching $25K in monthly GMV which we expect to occur in the next 3 to 6 months. Once that occurs we will have the option to raise a larger funding round of $2M+ with some of the Venture Capitalists we have established relationships with.

Additionally, we are in talks with SidelineSwap a potential partner that is a marketplace for used sporting goods. This potential partnership could give us access to thousands of youth sports participants.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $37K in cash on hands an expects to close another $25K in funding before August 1st.

We will look to establish a line of credit with a bank once we have.

No line of credits or loans have been established at this time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These Start Engine campaign funds are critical to the growth and operations of

Vantage Sports. If we are unable to raise the funds via start engine we will look to raise with a handful of Angel investors and then complete a subsequent round with a VC firm once we hit the $25K milestone.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes. These funds will constitue about 90% of the funds once complete.

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 88% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum of $300K we will be able to operate the company for 8 months with a smaller cost basis due to less hiring.

This would mean operatting on less marketing spend both less digital spend and not hiring and FTE (we would contract the work to someone part-time or an agency). We would also scale back considerably on the software side and delay the buildout of a mobile app until the next round of funding.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $37,500 for expenses related to describe to salaries ($10K) and contracted software developement ($15), marketing ($10K) and miscellaneous ($2.5K)

How long will you be able to operate the company if you raise your maximum funding goal?

We would be able to operate for 18 months based on the $1M raised. We are confident this would give us more than enough time to reach the milestone needed to grow to $25K in GMV and raise a VC round.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for [# of months / years]. This is based on a current monthly burn rate of $55K for expenses related to salaries ($10K) and contracted software developement ($25K), marketing ($15K) and miscellaneous ($5K)

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes we will be sourcing future funding via capital raises from instuitional investors such, mostly likely a tech focused venture capital firm. We have established relationships with a number of firms in the sports tech space.

Additionally, we will look to establish a line of credi with a bank to ensure we have necessary liquidity.

Currently, the Company has contemplated additional future sources of capital including Venture Capital.

Indebtedness

- **Creditor:** SAFE
  Amount Owed: $360,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Related Party Transactions

Valuation

Pre-Money Valuation: $4,960,075.20

Valuation Details:

Vantage Sports Co. ("Vantage Sports" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

Comparable Valuations

To determine valuation we looked at other early-stage pre-seed companies to determine what market valuations were looking like for pre-seed. We felt confident being in the mid-range of valuations given the solid Revenue Traction and Growth we have built.

One of our competitors, Cameo, has recently completed a Series C funding round at a valuation of $1b. Cameo has a Gross Revenue of $100M, accounting for a 10X revenue multiple. Based on the company's current 2022 revenue, the Company expects to exit 2022 in $45K in Gross Revenue range on our current trajectory ($540K Annual Run rate). Utilizing the same 10X multiple, this would place us in the $4.5M valuation range.

Partnerships

The Company's valuation analysis includes progress on key partnerships, athletes onboarded, technology and great reviews from early users. We believe that our partnership and relationships have the potential to set us up for years, primarily driven by low-cost access to some of the nation's top college athletes through the INFLCR partnership. Our relationship with other sports goods companies such as sidelineswap and statstak.io should help drive customer acquisition in the long run as well with our liberal bonus incentive on a number of criteria we feel that $4,960,075.20 pre-money valuation is fair. At this growth trajectory, we have been engaging in conversations with venture capitalists to explore our options for a seed round of fundraising.

See below how we value each of these factors.

Partnership with INFLCR $1.5M

Technology $1M

Brand recognition and Logo $1M

Current Traction, revenue relationships with teams, brands and potential partner relationships $1.5M

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,069,999.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  43.0%
  Marketing will fuel growth via paid digital marketing, sponsorships with local sports organizations, influencer marketing with key athletes and high quality content. This will also include 1 Head of Growth FTE and SEO consultant.

- *Research & Development*
  40.0%
  We will use these proceeds to further develop our product and built a mobile app as well as for marketing. Our in-house engineering team will leverage a development shop to convert the react mobile application into a reactive native mobile app compatible for IOS and android.

- *Company Employment*
  6.0%
  60K Salary for Patrick Johnson - Co-Founder and CEO

- *Operations*
  5.5%
  This will be used to hire or bring FT a Operations/Customer Support Analyst. This person will handle customer facing requests such as refunds, questions and exploration calls.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.vantagesports.com/ (https://www.vantagesports.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vantage-sports

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vantage Sports Co.

[See attached]

VANTAGE SPORTS CO.

FINANCIAL STATEMENTS
FROM INCEPTION (FEBRUARY 15, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vantage Sports Co.
Miami, Florida

We have reviewed the accompanying financial statements of Vantage Sports Co. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (February 15, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 8, 2022
Los Angeles, California

VANTAGE SPORTS CO.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	7,173
Total current assets		**7,173**
Total assets	**$**	**7,173**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	4,326
Total current liabilities		**4,326**
Simple Agreement for Future Equity (SAFEs)		105,000
Total liabilities		**109,326**
STOCKHOLDERS EQUITY		
Common Stock		81
Additional Paid in Capital		2,419
Retained earnings/(Accumulated Deficit)		(104,653)
Total stockholders' equity		**(102,153)**
Total liabilities and stockholders' equity	**$**	**7,173**

See accompanying notes to financial statements.

VANTAGE SPORTS CO.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (February 15, 2021)		December 31, 2021
(USD $ in Dollars)		
Net revenue	$	17,313
Cost of goods sold		-
Gross profit		17,313
Operating expenses		
General and administrative		110,097
Sales and marketing		12,298
Total operating expenses		122,396
Operating income/(loss)		(105,082)
Interest expense		-
Other Loss/(Income)		(430)
Income/(Loss) before provision for income taxes		(104,653)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(104,653)**

See accompanying notes to financial statements.

VANTAGE SPORTS CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date February 15, 2021	-				
Issuance of Common Stock	8,086,792	$ 81	$ 2,419		$ 2,500
Net income/(loss)	-	-		$ (104,653)	(104,653)
Balance—December 31, 2021	**8,086,792**	**$ 81**	**$ 2,419**	**$ (104,653)**	**$ (102,153)**

See accompanying notes to financial statements.

VANTAGE SPORTS CO.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (February 15, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(104,653)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Credit Cards		4,326
Net cash provided/(used) by operating activities		**(100,327)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of tangible assets		-
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		2,500
Borrowing on Simple Agreement for Future Equity (SAFEs)		105,000
Net cash provided/(used) by financing activities		**107,500**
Change in cash		7,173
Cash—beginning of year		-
Cash—end of year	**$**	**7,173**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vantage Sports Co. was incorporated on February 15, 2021, in the state of Delaware. The financial statements of Vantage Sports Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Vantage Sports is a marketplace connecting college athletes to paid coaching and mentoring opportunities in the $15B industry of youth sports, in a manner that is compliant under the NCAA's new NIL policy. Vantage Sports main service is getting private instruction from college athletes in which Vantage Sports charges a service fee for the transaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Vantage Sports Co. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its coaching and mentoring services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $12,298, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, 8,086,792 shares have been issued and are outstanding.

4. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount Rate	As of December 31, 2021
Safes I -IV	Fiscal Year 2021	$ 3,000,000	80%	$ 105,000
Total SAFE(s)				**$ 105,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,	2021
Net Operating Loss	$ (27,733)
Valuation Allowance	27,733
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

As of Year Ended December 31,	2021
Net Operating Loss	$ (27,733)
Valuation Allowance	27,733
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $104,653, and the Company had state net operating loss ("NOL") carryforwards of approximately $104,653. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 8, 2022, which is the date the financial statements were available to be issued.

The Company issued three Simple Agreements for Future Equity (SAFEs) in the amount of $125,000. The Post-Money Valuation Cap is $3,000,000 and the discount rate is 80%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Vantage Sports

Play it Forward


vantage
SPORTS
Elevate your game by training with a current college athlete

Website Miami, FL SPORTS

Vantage Sports is a marketplace connecting college athletes to youth athletes, whether it's private sports training or advice on the college recruiting process. Our platform gives college athletes an opportunity to earn income, while passing their skills and knowledge of the game to the next generation. We are currently in the market regionally with our service and plan to expand nationally.

$0.00 raised

0 Investors	$4.96M Valuation
$0.60 Price per Share	$249.60 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- As the NIL has begun allowing college athletes to earn a profit, we believe we are one of the early leaders in a brand new market, already working with 500+ college athletes at top SEC and ACC schools and have established a partnership with INFLCR as part of their global exchange program. (source)
- The youth and high school sports industry was a $15 billion industry in 2017 and via our marketplace model, we strive to command a large percentage of that. (source)
- We believe we are uniquely positioned to own a large share of the vertical of sports training market, building a platform for an extremely broad range of nearly 500,000 college athletes to start earning income.

OVERVIEW

Offering a channel for current college athletes to mentor, coach, and provide content for aspiring college athletes


We believe Vantage Sports sits at the frontier of a brand new industry
vantage
SPORTS

For over a century, the National Collegiate Athletic Association (NCAA) barred student-athletes from monetizing their name, image, and likeness (NIL) (source) - **until now.**

With the NCAA lifting these restrictions, we believe Vantage Sports sits at the frontier of a brand new industry where college athletes are able to earn money via NIL for the first time.

So while youth and high school athletes get highly specialized, relatable, and affordable private training with a college athlete of their choosing, college athletes get to monetize their dreams.

THE PROBLEM & OUR SOLUTION

Connect the two sides through a high impact, highly niche online marketplace

While college athletes now have the opportunity to profit, there aren't guaranteed earnings. Not to mention, there has been a lack of access and specialization for young athletes, and we think this factors into the dropouts happening in youth sports (source).

We are here to create value on both sides of the market. College athletes can make money, while young people get the relatability, affordability, and specialized coaching that we think has been historically inaccessible.

Plus, we help college athletes avoid the headaches of starting a business on their own, and help with scheduling, setting prices, and more. For youth athletes, getting started is pretty easy...


Pick your sports
Filter and browse by one of our eight available sports
Find the perfect coaching and training
Browse upcoming training sessions and our top college athletes to find your perfect coach
Book and pay
Schedule, book, and pay with just a few clicks
Easy communication
Ask athletes questions, receive feedback from your training session, or request additional workout or drills
vantage
SPORTS

THE MARKET & OUR TRACTION

The youth and high school sports industry was a $15B dollar industry in 2017 (source)

And via our marketplace model, we believe we can command a large percentage of that. We charge paying customers a 10% service fee on skill instruction and take a 40% cut of video content revenue. We plan to move to a 15% fee in September.

With our head of marketing being a D1 Athlete, we've been able to build an organic social media following of 270,000. This has helped us secure 450 college athletes, and our partner INFLCR, connecting us to another 70,000 college athletes.



Here's more how we're gaining speed:
$20,200
GMV
36%
MoM growth in GMV*
2,017
Trainee sign-ups
vantage
SPORTS
*from June 2022 to July 2022

Here's more about how we're gaining speed:

- **$20,200** GMV
- **36%** MoM growth in GMV from June 2022 to July 2022
- **2,017** trainee sign-ups

WHY INVEST

We feel we are ahead in the game in being one of the first to create a new market segment



vantage
SPORTS
We want to provide value for both college and aspiring athletes

We feel we provide value for both college and aspiring athletes to aid in creating relationships, and making dreams affordable and accessible.

Our goal is to secure 500,000 youth and high school athletes, as we see Vantage Sports becoming one of the go-to sports training platforms. In the meantime, our funds will go toward amplifying our product through mobile applications and marketing.

With our partnership with INFLCR, affiliations with colleges and universities, and growing number of trainer and trainee sign-ups, we believe we are one of the early leaders in the brand new market of NIL. We are offering the opportunity to investors to join us in providing a service for what we see as an unmet need in the market.

February 2021

Concept Created and Company Incorporated

Vantage Sports was named and incorporated on February, 15th 2021.

March 2021


Hello, world!_

Website Development Begins

Web Development for www.vantagesports.com

July 2021



Website, MVP Complete - Soft Launch

Share details about an important milestone in your company's history.

Website Completed - Proper Launch



October 2021

Functional Version of website complete

December 2021

Partnership with INFLCR Closes

Share details about an important milestone in your company's FUTURE.

December 2021

Vantage Sports hits $10K in GMV

Vantage Sports ramps to ~200 paid sessions per month

July 2022

Vantage Sports hits $20K in GMV

Vantage Sports will surpass $20K in GMV and around 300 sessions per month

August 2022

500 College Athletes on the Platform

500 College Athletes join the Vantage Sports Platform

August 2022

Start Engine Launch

Launch Campaign on Start Engine

May 2023

Mobile App Release (ANTICIPATED)

Mobile App Release for IOS and Android

June 2023

Paid Instructional Content Platform Released (ANTICIPATED)

Paid Instructional Content Platform Released with initial cohort of 20 athletes

Nov 2023

Close Subsequent Round of Funding (ANTICIPATED)

Close $2M+ Institutional Seed Round

In the Press

rivals.com SBJ The New York Times

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Meet Our Team



Matthew Perper

Technical Co Founder

Matthew Perper - Technical Co Founder - Former defense contractor software engineer turned into private consultant dealing with all things tech with strong focuses on system development and automation. Altruism is prioritized in his work while stabilizing the technological side at the same time, the goal is always to keep balance and symmetry between people & technology. Dynamic and honest thinker with an ability to pivot at any crossroad. Matthew works 60 hours a week for the Issuer.



Patrick Johnson

Co-Founder and CEO

Patrick Johnson - Co Founder and CEO - Founded Landscaping company in college that now does over $1M in Revenue, previously reported directly to the interim CFO in a high growth NYC start-up. Scrappy and adaptive to new environments able to learn on the fly want where many hats, the ultimate generalist. Patrick works 60 hours a week for the Issuer.


vantage
SPORTS
90

Yosef Ngowe

Head of Marketing

Yosef Ngowe D1 lacrosse player, social media influencer, and head of marketing at Vantage Sports. As a college athlete, creator, and professional. Yosef has experienced all angles of the NIL space. Growing up in a low income single parent family outisde of Atlanta he worked incredibly hard to earn a D1 scholarship in school traditionally dominated by white affluent male athletes. Yosef works 20 hours a week for the Issuer.



Doug Guyer

Board Member

Doug was most recently the Co-Founder & Director of Strategic Development at Brandshare US. He brings decades of operational and brand experience to the team as well as fantastic managerial experience having founded and scaled a company.

Offering Summary

Company	Vantage Sports Co.
Corporate Address	78 SW 7th St, Miami, FL 33130
Offering Minimum	$9,999.60
Offering Maximum	$1,069,999.80
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	16,666
Maximum Number of Shares Offered	1,783,333
Price per Share	$0.60
Pre-Money Valuation	$4,960,075.20

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $100 within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $100 within the first 10 days and receive 15% bonus shares

Early Bird Bonus

Invest $100 within the 20 days and receive an 10% bonus shares

Amount-Based:

$750+ | Tier 1

Invest $750+ and receive exclusive access to our product development road map + 5% Bonus Shares.

Receive access to our exclusive product roadmap that highlights which product features will be developed and in which order. This is used by our product team to prioritize software development based on feedback we receive from our users. This will help investors understand exactly what our product team is focusing on and what funds will be invested in.

$1,500+ | Tier 2

Invest $1,500+ and receive 1 Free Training Session with a college athlete near you plus 10% of our product for life! This is a great opportunity to become an investor and get exclusive discounts to training with a college athlete of your choice.

$3,000+ | Tier 3

Get exclusive early access to our digital content library upon release. This means getting beta access to our new library of instructional video content from our first beta group of college athletes including content from McKenzie Milton, access to the first collections of the "Master Class of sports lead by college stars "

$7,500+ | Tier 4

5% Bonus shares plus meet with our founders via an in-person dinner or a zoom call. A great way to get to know the founding team and learn more about the day in the life of a founder. Dinners can be arranged in the Tri-State area or Florida.

$10,000+ | Tier 5

Get 10% Bonus Shares plus access to our quarterly investor strategy meetings where existing investors (former Harvard and Boston College Football Players) who have all invested $50K or greater in the company. These meetings will be used to help share ideas and formulate the long-term strategy for the company.

Audience Based

Existing Investors & Audience Paying Customers- 25% Bonus

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vantage Sports will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.60 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Audience Based bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Cut 1: These headlines don't paint the correct picture of NIL; we estimate that 98% of the half a million college athletes are estimated to make less than $5000/year from NIL.

headlines of recent Miami QB deal

Cut 2. With 40 million combined participants, the youth and high school sports industry generated $15B in 2019 and we believe there are millions of players who still lack specialized, relatable and affordable coaches and mentors.

Cut 3: At Vantage Sports we are solving these problems by closing the gap and connecting college athletes to youth and high school athletes for private coaching and mentorship. Our mission is to provide ALL college athletes an opportunity to earn under NIL while providing youth and high school athletes the resources they need to take their game to the next level.

B Roll Video with UCF football players and kids

Cut 8: Our platform, www.vantagesports.com is live and helping college athletes get connected to customers for training and coaching. Over the past ten months we have on boarded over 450 college athletes including: defending national champion players across the ACC and SEC, and Florida College Football Legend McKenzie Milton. [Giving youth athletes a relatable, affordable training experience like never before.]

Cut 6: College athletes simply list their available times, rate and training location and customers book with just a few clicks, eliminating the need to solve the headaches that come from starting their own businesses.

Cut 9 : We have helped college athletes earn over $80,000 by working with vantage sports. Our marketplace has been featured by Rivals.com, Sports Business Journal, the New York Times and more. Vantage Sports has raised over $300K from former College Football players and now we're ready to take it to the next level

B Roll college athlete one one one training, Christian Helmes and Amari

Cut 11 Invest now and join us on our mission of "Playing it Forward." to scale Vantage Sports nationally and create these same opportunities for hundreds of thousands of college athletes and millions of youth athletes across the country:

B Roll: Circular Shot of UCF football players holding ball cut to Dallas Shot: NIL for all

Cut 12: We plan to fuel our growth by letting the world know about Vantage Sports via digital marketing campaigns, growing our team, and taking our platform from a website to an IOS and Android app.

B Roll Yosef Ngowe shooting, title Yosef Ngowe

Cut 13

If you want to be part of the movement that is going to change the world of sports by creating opportunities for hard working college athletes and putting smiles on the faces of youth athletes. hit our Start Engine Page to invest today.

B Roll of Start Engine Page

Cut to Yosef, calling all athletes

End

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 29, 2022.

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to

- the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium RTD beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Vantage Sports
Vantage Sports | *Play it Forward*
https://www.vantagesports.com

Description of Business
Vantage Sports is a marketplace connecting college athletes to youth athletes, whether it's private sports training or advice on the college recruiting process. Our platform gives college athletes an opportunity to earn income, while passing their skills and knowledge of the game to the next generation. We are currently in the market regionally with our service and plan to expand nationally.

Reasons to Invest

- As the NIL has begun allowing college athletes to earn a profit, we believe we are one of the early leaders in a brand new market, already working with 500+ college athletes at top SEC and ACC schools and have established a partnership with INFLCR as part of their global exchange program. (source)
- The youth and high school sports industry was a $15 billion industry in 2017 and via our marketplace model, we strive to command a large percentage of that. (source)
- We believe we are uniquely positioned to own a large share of the vertical of sports training market, building a platform for an extremely broad range of nearly 500,000 college athletes to start earning income.

Team
Matthew Perper: Technical Co Founder, LinkedIn
Patrick Johnson: Co-Founder and CEO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Verispellis
Verispellis | *ONE SKI AT YOUR CONTROL FOR ALL CONDITIONS.*
https://www.verispellis.com

Description of Business
Verispellis is a high-tech, active ski and snowboard platform that allows the user to "tune" ski performance based on weather and snow conditions and

performance objectives. We believe we are creating one of the first major technology innovations since parabolic skis and deeper side-cuts in the 90s. With three patents, a fourth patent underway, and a 4th generation prototype, we anticipate targeting commercial introduction for the 2022/2023 ski season.

Reasons to Invest

- We have created one of the first pairs of skis / snowboards instrumented with digital, electronics & metallurgical technology to change physical performance characteristics on demand.
- The global ski gear and equipment market was valued at around $1.22 billion U.S. dollars in 2018, and was forecast to reach about $1.74 billion U.S. dollars by 2028 (source).
- Led by an experienced team with previous exits and deep industry knowledge.

Team
Ara Nazarian: President, LinkedIn
Edward Rodriguez: Treasurer, LinkedIn

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*

- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Stellaris
Stellaris | *Smart Photovoltaic Windows*
https://www.clearpower.energy

Description of Business
Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team
James B. Paull: CEO, President, and Director, LinkedIn
James W. Paull: Director and Treasurer, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*
https://drysee.com

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent

transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent

"Inventing the Carbon-free Future" – by allocating $6BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*

https://setjet.com

Description of Business

Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team

Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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